December 10, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

H. Christopher Ownings
Assistant Director

Dear Sirs:

Re: General Metals Corporation Preliminary Proxy Statement on Schedule 14A Filed November 23, 2009 File No. 000-30230

We refer to your letter of December 8, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed November 23, 2009. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Proposal No. 1 - Election of Directors, page 6

Nominees for Director. page 6

1.

Please revise the disclosure regarding Mr. Salari's business experience to indicate the dates during which he served as your Chief Operating Officer. Refer to Item 401 (e) of Regulation S-K.

We added the following to Mr. Salari’s business experience in the amended 14A filing submitted simultaneously with this correspondence:

“Mr. Salari has served as Chief Operating Officer of General Gold Corporation (our predecessor company) and the company from November 17, 2004 through March 17, 2009.”

2.

We note your response to comment two of our letter dated November 10, 2009.  We await the filing of the current report on Form 8-K disclosing David Salari's resignation as your Chief Operating Officer.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

Also you must file a current report on Form 8-K within four business days after the occurrence of the event. Refer to General Instruction B.l to From 8-K.  Because you did not file your current report on Form 8-K within four business days after the triggering event, please confirm that you are aware that you are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports because you will have filed untimely your Current Report on Form 8-K. Also, please be aware that failure to timely file all reports required by Section 15(d) of the Exchange Act during any previous twelve-month period will negate your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions to Form S-3.

As noted below we have submitted the 8-K as required.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:       GENERAL METALS CORP

FORM TYPE:     8-K                  NUMBER OF DOCUMENTS: 1

RECEIVED DATE: 09-Dec-2009 21:18    ACCEPTED DATE:       09-Dec-2009 21:18

FILING DATE:   10-Dec-2009 06:00

We acknowledge and confirm that we are not permitted to use any registration statement form under the Securities Act of 1933 that is predicated on timely filed reports.

3.

We note your response to comment four in our letter dated November 10, 2009.  In that response, you state that you are "of the view that Mr. Salari has been an independent director subsequent [to] the date of his resignation referred to in response to comment #2 above." Please clarify during what period, Mr. Salari is or was considered your independent director. In this regard, please provide for us your analysis, citing applicable authority, as to why you believe Mr. Salari is or was independent during this period. We note in your response your statement that during Mr. Salari's tenure as your Chief Operating Officer, "he did not receive any compensation...for functioning in that role," but it is unclear how this contributes to your analysis as to his independent director status.

Item 407(a) of Regulation S-K requires that we use a definition of “independent” of a national stock exchange.

NASDAQ Definition (Rule 4200(a)(15))

Following relationships preclude independence for three years

•

Employment by the company

•

Though Mr. Salari was an executive officer of the company, he never had an employee/employer relationship with the company.  He received no compensation to establish an employee/employer relationship.  He never functioned in the role nor represented to the public that he had any authority to bind the company.  The company never intended nor does the

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com books and records of company show an employee/employer relationship with Mr. Salari

•

Receipt of payments in any fiscal year in excess of $60,000 other than for board service

•

Mr. Salari received no compensation from the company other than Director’s Fees paid primarily in the form of the common stock of the company.

•

Being a partner, controlling shareholder or executive officer of an organization that gets/gives in excess of a 5% / $200,000 revenue threshold

•

Mr. Salari is not a partner, controlling shareholder or executive officer of any organization that currently does or retroactively done business with the company

•

Interlocking directorship involving a compensation committee

•

Mr. Salari is not a director of any other company with any affiliation with our company.

•

Affiliation with the company's auditors

•

Mr. Salari is not affiliated with the company’s auditors.

Section 10A(m)(a)3 of the Securities Exchange Act of 1934, states regarding Independence:

A.

In general

Each member of the audit committee of the issuer shall be a member of the board of directors of the issuer, and shall otherwise be independent.

B.

Criteria

In order to be considered to be independent for purposes of this paragraph, a member of an audit committee of an issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee—

i.

accept any consulting, advisory, or other compensatory fee from the issuer; or

•

Mr. Salari did not receive any consulting, advisory or other compensatory fees from the company except directors fees

ii.

be an affiliated person of the issuer or any subsidiary thereof.

•

Mr. Salari is not an affiliated person of the company or any subsidiaries therof except in his capacity as a member of the audit committee and the board of directors of the company.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

Since Mr. Salari meets the criteria in 3(B) above, and an employee/employer relationship never existed in fact or circumstance between Mr. Salari and the company we believe that Mr. Salari is independent.

In connection with this response, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com